UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                            Image Software, Inc.
                              (Name of Issuer)

                       Common Stock, $.004 par value)
                       (Title of Class of Securities)

                                 45244 M 102
                               (CUSIP Number)

                              S. Lee Terry, Jr.
                            Gorsuch Kirgis L.L.C.
                        1401 17th Street, Suite 1100
                           Denver, Colorado 80202
                               (303) 299-8913
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 24, 1995
           (Date of Event which Requires Filing of this Statement)


CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David R. DeYoung

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       456,331
Beneficially Owned       8)  Shared Voting Power       8,940
By Each Reporting        9)  Sole Dispositive Power  456,331
Person With             10)  Shares Dispositive
                              Power                    8,940

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     465,271

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     22.0%

14)  Type of Reporting Person

     IN


                             AMENDMENT NO. 2 TO
                              SCHEDULE 13D FOR
                              DAVID R. DEYOUNG

Item 1    Security and Issuer

     (a) $.004 par value Common Stock (the "Shares") of Image Software, Inc., 6486 S. Quebec Street, Englewood, Colorado 80111

Item 2    Identity and Background

          (a)  Name:               David R. DeYoung

          (b)  Business            6486 S. Quebec Street
               Address:            Englewood, Colorado 80111

          (c)  Occupation:         President, Chief Executive Officer and
                                   Director
                                   Image Software, Inc.
                                   6486 S. Quebec Street
                                   Englewood, Colorado 80111

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  U.S.

Item 3    Source and Amount of Funds or Other Consideration

          Securities acquired August 24, 1995 represent options to purchase Shares. The Compensation Committee of the Board of Directors granted Mr. DeYoung options to purchase 150,000 Shares with an exercise price of $1.125 per Shares.

Item 4    Purpose of Transaction

          The options were granted to Mr. DeYoung as part of his total compensation package for services as President of the Company.

Item 5    Interest in Securities of the Issuer

          (a) In the undersigned's last filing, he reported sole voting power as to 332,883 Shares. As of January 5, 1996, the undersigned beneficially owns 465,271 Shares (22.0% of the outstanding Shares based on the 1,932,934 Shares reported to be outstanding on September 30, 1995 in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30,
          1995) of which 157,375 are stock options and 100,000 are Class A Warrants exercisable within 60 days of January 5, 1996. In addition, the undersigned indirectly owns 8,940 Shares because he owns 11.75% of Comlease, a Colorado general partnership, which directly owns 76,086 Shares. Excludes the following held by spouse as to which beneficial ownership is disclaimed by the undersigned: 125 Shares owned directly and 4,800 stock options exercisable within 60 days of January 5, 1996.

          (b) (i)   456,331;

             (ii)   8,940;

            (iii)   456,331;

             (iv)   8,940.

          (c) (i) December 31, 1994: Software Development and Sales Company merged into Comlease and percentage of ownership increased from 11% to 11.75% thereby increasing indirect ownership by 571 shares;

             (ii) March 9, 1995: Due to adjustments to the number of Shares in the Company's Profit Sharing Plan, the amount held by the undersigned was determined to be negligible and therefore reduced by 18,183 Shares; and

            (iii) August 24, 1995: Compensation Committee of the Board of Directors made a grant of 150,000 options to purchase Common Stock exercisable at $1.125 per share.

          (d)  None.

          (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None

Item 7    Material to Be Filed as Exhibits

          Schedule 13D dated June 6, 1989
          Amendment No. 1 to Schedule 13D dated February 1, 1994

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 31, 1996            /s/ David R. DeYoung
                                   David R. DeYoung


                                  EXHIBIT A


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.   )

                         Information Solutions, Inc.
                              (Name of Issuer)

                        Common Stock, $.001 par value
                       (Title of Class of Securities)

                                 456906-10-9
                               (CUSIP Number)

                    J. Robert Brown, Jr., Holland & Hart
                     555 Seventeenth Street, Suite 2900
                           Denver, Colorado 80202
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 6, 1989
                    (Date of Event which Requires Filing
                             of this Statement)

CUSIP No. 456906-10-9

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David R. DeYoung

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     Colorado

Number of Shares         7)  Sole Voting Power       419,202
Beneficially Owned       8)  Shared Voting Power      45,000
By Each Reporting        9)  Sole Dispositive Power  419,202
Person With             10)  Shared Dispositive
                               Power                  45,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     464,202

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     14%

14)  Type of Reporting Person

     IN


Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is shares of common stock, par value $.001 per share ("Shares") of Information Solutions, Inc. The principal executive offices of Information Solutions are located at 6486 South Quebec Street, Englewood, Colorado 80111.

Item 2.   Identity and Background.

     This statement is being filed by David R. DeYoung. Mr. DeYoung's business address is 6486 South Quebec Street, Englewood, Colorado 80111. His principal occupation is President and CEO of Information Solutions, Inc., the principal offices of which are located at 6486 South Quebec Street, Englewood, Colorado 80111. Mr. DeYoung is a citizen of the United States.

     On May 19, 1989, an injunction was entered against Mr. DeYoung by the Federal District Court of Colorado for violations of Section 13(a) and for aiding and abetting violations of Section 13(b)(2) of the Securities Exchange Act of 1934 and rules thereunder. In consenting to the injunction, Mr. DeYoung neither admitted nor denied the charges.

Item 3.   Source and Amount of Funds or Other Consideration.

     The funds used for this transaction were personal. No portion of the consideration was borrowed.

Item 4.   Purpose of Transaction.

     The Shares purchased by Mr. DeYoung have been acquired for investment purposes. Mr. DeYoung believes that the Shares represents an attractive investment opportunity at this time. Mr. DeYoung may make additional purchases of Shares either in the open market or in private transactions depending upon the price and availability of Shares, an evaluation of the business, prospects and financial condition of Information Solutions, the market for the Shares, other opportunities available to Mr. DeYoung, general economic conditions, money and stock market conditions and other future developments. Depending on these factors, Mr. DeYoung may decide to sell all or part of its investment in the Shares, although he has no current intention of doing so.

Item 5.   Interest in Securities of the Issuer.

     As of June 15, 1989, Mr. DeYoung beneficially owns 419,202 Shares, representing approximately 13% of the outstanding Shares. Mr. DeYoung has the sole power to vote and to dispose of all such Shares. In addition, certain family members hold options to acquire an additional 45,000 Shares. While these options are included in the total number of Shares attributed to Mr. DeYoung, this shall not be construed as an admission that he is the beneficial owner of such Shares. See Rule 13d-4, 14 C.F.R.
Section 240.13d-4.

     The only transaction in the Shares by Mr. DeYoung during the past 60 days was the acquisition of 74,957 Shares on June 6, 1989 at an average per share price of $0.16.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     None.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 15, 1989

                              By:/s/ David R. DeYoung
                                 David R. DeYoung


                                  EXHIBIT B

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

           Image Software, Inc. f/k/a Information Solutions, Inc.
                              (Name of Issuer)

                       Common Stock, $.004 par value)
                       (Title of Class of Securities)

                                 45244 M 102
                               (CUSIP Number)

                              S. Lee Terry, Jr.
                            Gorsuch Kirgis L.L.C.
                        1401 17th Street, Suite 1100
                           Denver, Colorado 80202
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 1, 1994
           (Date of Event which Requires Filing of this Statement)


CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David R. DeYoung

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares              7)  Sole Voting Power       306,311
Beneficially Owned            8)  Shared Voting Power      26,552
By Each Reporting             9)  Sole Dispositive Power  306,311
Person With                  10)  Shares Dispositive
                                   Power                   26,552

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     332,883

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     17.0%

14)  Type of Reporting Person

     IN


                             AMENDMENT NO. 1 TO
                              SCHEDULE 13D FOR
                              DAVID R. DEYOUNG

Item 1    Security and Issuer

     (a) $.004 par value Common Stock (the "Shares")(as adjusted for the Issuer's reverse stock split, see Item 5 below) of Image Software, Inc., formerly known as Information Solutions, Inc., 6486 S. Quebec Street, Englewood, Colorado 80111

Item 2    Identity and Background

          (a)  Name:               David R. DeYoung

          (b)  Business            6486 S. Quebec Street
               Address:            Englewood, Colorado 80111

          (c)  Occupation:         President, Chief Executive Officer and
                                   Director
                                   Image Software, Inc.
                                   6486 S. Quebec Street
                                   Englewood, Colorado 80111

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  U.S.

Item 3    Source and Amount of Funds or Other Consideration

          Personal Funds

Item 4    Purpose of Transaction

          The Shares purchased by the undersigned have been acquired for investment purposes. Although the undersigned may make additional purchases or sales of Shares either in the open market or in private transactions depending upon the price and availability of Shares, an evaluation of the business, prospects and financial condition of the Issuer, the market for the Shares, and other opportunities available to the undersigned, he does not have any present plans or proposals to effect substantial changes in the business, organization, form or control of the Issuer.

Item 5    Interest in Securities of the Issuer

          (a) In the undersigned's last filing, he reported sole voting power as to 419,202 Shares. As of January 31, 1995, the undersigned beneficially owns 334,883 Shares (17.0% of the outstanding Shares based on the 1,864,272 Shares reported to be outstanding on September 30, 1994 in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30,
          1994) of which 7,375 are stock options and 100,000 are Class A Warrants exercisable within 60 days of January 31, 1995. In addition, the undersigned indirectly owns 8,369 Shares because he owns 11% of Comlease (formerly Software Development and Sales Company), a Colorado general partnership, which directly owns 76,086 Shares, and the undersigned indirectly owns 18,183 Shares under the Issuer's Cash or Deferred Profit Sharing Plan (the "Plan"). Excludes the following held by spouse as to which beneficial ownership is disclaimed by the undersigned: 125 Shares owned directly, 4,800 stock options exercisable within 60 days of January 31, 1995 and indirect ownership of 3,049 Shares under the Plan.

          (b) (i)   306,331;

             (ii)   26,552;

            (iii)   306,331;

             (iv)   26,552.

          (c) (i) April 24, 1992: pursuant to a court judgment, the undersigned transferred 45,420 Shares;

             (ii) July 15, 1992: conversion of 10,791 shares of Series 1985 Preferred Stock for 21,582 Shares;

            (iii) March 24, 1993: The Issuer declared a 1-for-4 reverse stock split of its Shares and changed the par value thereof from $.01 per Share to $.004 per Share;

             (iv)   May 28, 1993:  grant of stock options to purchase
                    5,375 Shares;

              (v) November 29, 1993: issuance of Convertible Promissory Note by the Issuer convertible into Shares;

             (vi) February 1, 1994: issuance of Class A Warrants by the Issuer exercisable for 100,000 Shares;

            (vii) July 25, 1994: conversion of Convertible Promissory Note for 111,112 Shares;

           (viii)   August 17, 1994:  open market sale of 10,000 Shares;
                    and

             (ix) December 15, 1994: grant of stock options to purchase 2,000 Shares.

          (d)  None.

          (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None

Item 7    Material to Be Filed as Exhibits

          None

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1995           /s/ David R. DeYoung
                                   David R. DeYoung